CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees and Shareholders

Evergreen Fixed Income Trust

Evergreen Select Fixed Income Trust

We consent to the use of our reports, dated June 27, 2008, for the Evergreen Core Plus Bond Fund, Evergreen Diversified Income Builder Fund, Evergreen High Income Fund, Evergreen Institutional Mortgage Portfolio and Evergreen U.S. Government Fund, each a series in the Evergreen Fixed Income Trust, and for the Evergreen Core Bond Fund and Evergreen Select High Yield Bond Fund, each a series of the Evergreen Select Fixed Income Trust, incorporated herein by reference and to the references to our firm under the captions “FINANCIAL HIGHLIGHTS” in the prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

 /s/ KPMG LLP

Boston, Massachusetts

August 28, 2008